CM 3/17

BB 3/15

05038387

ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 1 2005

SEC FILE NUMBER
8-52992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradetrek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Favaro 203-221-2830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Favaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradetrek Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

COO

Title

Notary Public

PAULAMARIE IANNIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires December 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADETREK SECURITIES, LLC

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

TRADETREK SECURITIES, LLC

REPORT INDEX

DECEMBER 31, 2004

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF
TRADETREK SECURITIES, LLC:

We have audited the accompanying statement of financial condition of Tradetrek Securities, LLC as of December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradetrek Securities, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 16, 2005

TRADETREK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 166,087
Deposit with clearing organization	100,000
Commissions receivable from broker	50,820
Computer equipment at cost, less accumulated depreciation of $522	5,747
Prepaid expenses	11,528
Security deposits	50,250
TOTAL ASSETS	**$ 384,432**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 93,398
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	291,034
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 384,432**

See the accompanying Notes to the Financial Statements.

TRADETREK SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions		**$ 935,865**
EXPENSES:		
Payroll and fringe benefits	$ 422,514	
Clearing expenses	247,187	
Regulatory fees	13,758	
Execution services and related costs	214,512	
Consulting and professional fees	69,610	
Rent	49,231	
Other expenses	47,483	
Total Expenses		**1,064,295**
NET LOSS		**$ (128,430)**

See the accompanying Notes to the Financial Statements.

TRADETREK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance - January 1, 2004	$ 58,940
Contributions	360,524
Net loss	(128,430)
Balance - December 31, 2004	$ 291,034

See the accompanying Notes to the Financial Statements.

TRADETREK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		**$ (128,430)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 522	
(Increase) decrease in:		
Deposit with clearing organization	(100,000)	
Commissions receivable from broker	(50,745)	
Other assets	25,033	
Security deposits	(50,250)	
Increase in:		
Accounts payable and accrued expenses	68,298	
Total adjustments		**(107,142)**
Net Cash Used in Operating Activities		**(235,572)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		**(6,269)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		**360,524**
NET INCREASE IN CASH		**118,683**
CASH:		
Beginning of Year		**47,404**
End of Year		**$ 166,087**

See the accompanying Notes to the Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

TradeTrek Securities, LLC (the "Company") was reorganized as a limited liability company on December 28, 2004 under Delaware law from its predecessor corporation TradeTrek Securities Inc., which was incorporated in Delaware on March 27, 2000. The financial statements include the activities of both companies for the year ended December 31, 2004. The Company shall continue until December 31, 2054 unless sooner terminated.

Principal Business Activity:

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are located primarily throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Computer equipment:

Computer equipment is stated at cost. Depreciation is computed by the straight line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to its member.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004 the Company had net capital of $234,809 which was $228,583 in excess of its required net capital of $6,226. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

The Company has three leases for office space, one of which the company estimates will commence in 2005, expiring in various years through 2010. The leases contain renewal options and provide for rent escalation for increases in real estate taxes and operating expenses. Office rent expense for the year was $49,231. The Company leases computer equipment from an affiliated company under a lease that expires in May 2007. Office equipment rental expense was $21,200 for the year.

The aggregate minimum annual rental committed under these leases is as follows:

Year Ending December 31,	Office Space	Equipment	Total
2005	$ 85,670	$ 50,880	$ 136,550
2006	99,980	50,880	150,860
2007	99,980	21,200	121,180
2008	99,980	-	99,980
2009	99,980	-	99,980
Thereafter	133,300	-	133,300
Total	$ 618,890	$ 122,960	$ 741,850

NOTE 5 - CREDIT RISK CONCENTRATION:

The Company maintains accounts in banks primarily in New Jersey. The excess of the deposit balances over amounts covered by federal insurance was $17,041 at December 31, 2004.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines.

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER OF
TRADETREK SECURITIES, LLC:

We have audited the accompanying financial statements of Tradetrek Securities, LLC as of December 31, 2004 and have issued our report thereon dated February 16, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 16, 2005

TRADETREK SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2004

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 291,034
NONALLOWABLE ASSETS	(56,225)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	234,809
HAIRCUTS ON SECURITIES	-
NET CAPITAL	234,809
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $93,398 OR $5,000 WHICHEVER IS GREATER	6,226
EXCESS NET CAPITAL	$ 228,583
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	223,509
DIFFERENCE DUE TO AUDIT ADJUSTMENTS	11,300
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 234,809
TOTAL AGGREGATE INDEBTEDNESS	$ 93,398
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.40 to 1

See Independent Auditors' Report on Supplementary Information.

TRADETREK SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

TO THE MEMBER OF
TRADETREK SECURITIES, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Tradetrek Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Tradetrek Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block + Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 16, 2005